Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-126811
May 9, 2007

THE BASICS OF INDIA

About iPath Exchange Traded Notes (ETNs)

As an asset class, emerging markets offer investors opportunities in faster-growing overseas markets and unique exposures to market segments that may not be well represented in the United States. Many of today’s largest companies and global industry leaders are located in developing economies. At the same time, emerging markets offer investors attractive portfolio diversification benefits because of historically lower correlations with the performance of U.S. fixed income and equity products. Across this asset class, the returns have been as diverse as the developing economies behind them.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks, see “Risk Factors” in the applicable prospectus.

THE BASICS OF INDIA

Among emerging markets, India has developed into a major player in today’s global economy and, due to its perceived economic potential, is expected to become one of the three largest economies in the next forty years.1 The following outlines an introduction to the Indian market, what this intriguing market may offer to investors, and investment alternatives available to U.S. investors to access this market.

THE INDIAN ECONOMY: GLOBAL SIGNIFICANCE

After China, India has the largest population in the world. More than one billion people, roughly 17% of the world’s population, live in India.2 This population is highly literate and consists of a large, educated middle class. Many believe that this, coupled with India’s status as the world’s largest democracy, will be a contributing factor to India’s continued growth.

In recent years, the Indian economy has undergone significant transition to improved living standards driven by governmental reforms introduced in the early 1990s and a rapidly growing services sector and middle class. As a result, India has experienced strong economic growth relative to the United States and many other developed markets.

Currently, more than half of the world’s current output, as measured on a purchasing power parity basis (PPP), is generated in emerging markets, with India ranking as the fourth-largest economy after the United States, China and Japan.3 For the five-year period ending 2005, India’s annualized GDP growth rate was more than twice the U.S. growth rate during the same time period.4 Figure 1 shows the differences in growth rates between India and the United States since the beginning of this decade. Looking ahead, development in infrastructure such as roads, ports, and utilities, combined with continued privatization and reform, have the potential to fuel the Indian economy to higher growth than is expected for the U.S. market. While India is currently a dynamic and growing market, it remains an emerging market and may change unpredictably.

UNIQUE EXPOSURES

The Indian market offers investors access to a full range of economic sectors. At the same time, it delivers exposure unique to India’s evolving economy. When compared to the U.S. market, India possesses far lower exposure to healthcare, financial and consumer-based sectors, which are sectors that tend to be prevalent in more mature, developed economies. As is typical of many emerging markets, India possesses significantly greater exposure to energy and materials than can be obtained by investing in the U.S. market. However, relative underdevelopment in materials and telecommunications, compared to other emerging markets, means these sectors have far less importance within the Indian economy. More than half of the Indian economy is represented by companies in the financial services, energy and information technology sectors.

Figure 2 highlights these differences in sector exposures between India and the other major equity asset class benchmarks. These benchmarks include the S&P 500® Index representing U.S. equities, MSCI Europe, Australasia and the Far East (EAFE), the standard benchmark for overseas developed market investments, and MSCI Emerging Markets, the flagship benchmark for global emerging market investments.

1.	Source: Goldman Sachs.
2.	Source: World Bank.
3.	Source: IMF.
4.	Source: World Bank.

THE BASICS OF INDIA

FIGURE 2 Sector Exposures

	S&P 500® INDEX	MSCI EAFE INDEX	MSCI EMERGING MARKETS INDEX	MSCI INDIA TOTAL RETURN INDEXSM
Consumer Discretionary	10.1	12.0	6.5	7.4
Consumer Staples	9.6	8.0	5.4	7.8
Energy	9.3	7.4	17.5	15.8
Financials	22.3	30.1	19.2	19.2
Health Care	12.7	7.6	2.1	5.3
Industrials	10.9	10.6	7.6	9.3
Information Technology	15.3	5.6	15.2	20.9
Materials	2.9	8.1	12.4	7.2
Telecommunication Services	3.5	5.1	10.7	4.6
Utilities	3.4	5.5	3.4	2.5

Sources: S&P, Russell, MSCI. Holdings data as of 9/30/06.

As shown, India provides exposures that are uniquely different from the U.S. market. In addition to many of the anticipated differences that result from being a developing economy as opposed to a developed economy, the Indian market offers exposure opportunities that exist nowhere else in the world.

Through a unique combination of human capital, a strong education system, and supportive policies, India has realized a major competitive advantage in technology, which has helped propel it into becoming a world leader and major player in today’s global economy. More specifically, India has become a world-class provider to the rest of the world in services relating to information technology (IT) and business processes. Organizations the world over are now outsourcing and offshoring their business needs to Indian technology service specialists. Indian firms such as Infosys Technologies, Satyam Computer Services, Tata Consultancy Services, and Wipro Technologies now rank among the world’s largest corporations by market capitalization and are among today’s global leaders in IT and business services.

PORTFOLIO DIVERSIFICATION

Emerging markets have historically been considered a risky asset class by many investors. Foreign currency devaluations, political risk, and unstable fiscal and monetary policies are several risks commonly associated with developing economies. Within this asset class, returns across emerging countries can diverge widely.

Figure 3 highlights the historical volatility of the major asset classes, including emerging markets and India. Figure 4 shows the correlations between these major asset classes.

Emerging markets possess higher levels of return variability as compared to the United States and other developed markets. Correlations between emerging markets and the other asset classes have been historically low to negative. While India has higher levels of volatility when compared to the MSCI Emerging Markets Index, it also has lower correlations with equities in the rest of the world.

India’s lower correlations to U.S. fixed income and equities translate into potential portfolio diversification benefits. Adding assets with lower correlations can improve a portfolio’s overall

BASICS OF INDIA

FIGURE 3 Historical Volatility of the Major Asset Classes

	S&P 500® INDEX	LEHMAN U.S. AGGREGATE INDEX	MSCI EAFE INDEX	MSCI EMERGING MARKETS INDEX (GROSS US$)	MSCI INDIA TOTAL RETURN INDEXSM (GROSS US$)
5-year	12.39%	3.82%	13.45%	18.24%	23.48%

Sources: S&P, Lehman Brothers, MSCI, BGI. As of 11/30/06, based on monthly returns.

FIGURE 4 Correlations Matrix

	MSCI INDIA TOTAL RETURN INDEXSM (GROSS US$)	S&P 500® INDEX	MSCI EMERGING MARKETS INDEX (GROSS US$)	MSCI EAFE INDEX	LEHMAN U.S. AGGREGATE INDEX
MSCI India Total Return IndexSM (Gross US$)	1.00
S&P 500® Index	0.42	1.00
MSCI Emerging Markets Index ( Gross US$)	0.63	0.77	1.00
MSCI EAFE Index	0.52	0.84	0.83	1.00
Lehman U.S. Aggregate Index	–0.01	–0.32	–0.18	–0.19	1.00

Sources: S&P, Lehman Brothers, MSCI, BGI (11/01–11/06). Based on monthly returns.

risk-return profile, even if the individual assets or asset classes in question have higher levels of stand-alone risk. Thus, when combined with an investor’s existing allocation to U.S. equities, fixed income and/or international developed market equities, the resulting portfolio that includes India may have an improved risk-return profile given India’s lower correlations to these major asset classes. As part of a strategic international investment approach, a portfolio which includes exposure to India can offer investors long-term diversification benefits.

At the same time, an investment in India may allow investors to express more tactical or short-term outlooks. Depending upon investment views, investors may choose to increase or decrease exposure to India based on their belief of India’s future performance relative to other emerging markets and/or asset classes. Clearly, whether part of a strategic international allocation or as a more tactical investment, India offers an opportunity to fine-tune a portfolio’s risk and return characteristics.

INDIA INVESTMENT ALTERNATIVES

India’s anticipated economic growth, coupled with its potential diversification benefits, have made India an intriguing market for many investors. Investing in the Indian market, however, presents numerous challenges to both large and small investors, and involves investor type limitations, corporate foreign ownership limits, prohibitive tax law, and ambiguous regulation. Investment options include:

Local Indian Securities

Because Indian regulation makes it very difficult for U.S. retail investors to make investments directly in the local securities market, access to this market has generally been limited to U.S. institutions. Operational, regulatory, and tax challenges associated with the Indian market prevent easy access to all but the largest and most-experienced investors.

THE BASICS OF INDIA

For example, to invest in Indian securities, investors must first be approved by the Securities Exchange Board of India (SEBI) and granted a Foreign Institutional Investor (Fll) license. Once obtained, these investors incur a 10% short-term capital gains tax on Indian securities sold within a year of purchase. This tax must be paid before repatriation of proceeds is allowed and requires a locally appointed tax agent. A securities transaction tax in addition to exchange and/or stamp fees may also be applied on purchases and sales in the local market.

In addition, shareholder limits restrict the level of foreign ownership on specific industries and companies. Once these levels have been reached, foreign investors must place trades in a queue and wait for shares to become available for purchase from other foreign holders of the security.

U.S.-Listed American Depositary Receipts (ADRs)

Depositary receipts issued by Indian companies represent shares on deposit of their underlying securities. Commissions paid to purchase and sell ADRs are the same as rates paid by investors on U.S. securities with the equivalent capital gains treatment. ADRs could trade at premiums if the foreign ownership limits of the underlying securities have been reached. Currently, companies representing 34% of the market capitalization of the MSCI India Total Return lndexSM have ADR coverage.5

Closed and Open-End Mutual Funds

A handful of U.S.-listed mutual funds provide India exposure, some of which may also include Pakistan, Sri Lanka and other countries in the Indian subcontinent. Until recently, these funds have provided the most convenient and comprehensive access to the Indian securities market. Costs of investment in such funds may include management fees and associated load and redemption fees. In addition to the 10% capital gains tax experienced on short-term security sales, mutual funds may also be required to pay out realized gains on the underlying investments every year.

Structured Products

Usage of other products to earn local Indian returns such as swaps and Participatory Notes (P-notes) has predominantly been limited to institutional investors. Swaps offered through the major broker/dealers are available, have varying costs, and generally are not easily transferred between parties. P-notes, which are simple derivative instruments that investors not registered in India use to trade in Indian markets, have been a popular way for institutions to access the returns of individual Indian securities. These are broker-issued notes delivering exposure to the returns of specific Indian securities, which circumvent the need for investing institutions to go through the process and costs involved with becoming qualified Flls.

INTRODUCING iPATH EXCHANGE TRADED NOTES (ETNs) FOR EMERGING MARKETS

The iPathSM MSCI India lndexSM ETN is a new and innovative alternative for U.S. investors to access the Indian market, as measured by the MSCI India Total Return Index™. The MSCI India Total Return lndexSM is a free float-adjusted market capitalization index that is designed to measure the market performance—including price performance and income from dividend payments—of Indian equity securities.

The iPathSM MSCI India lndexSM ETN is another product from the family of iPath Exchange Traded Notes providing access to difficult-to-reach markets (in this case India) yet possessing the attributes associated with exchange traded notes (see Figure 5). iPath ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC, delivering exposure to the investment performance of difficult-to-access markets, asset classes, and strategies with the trading flexibility of an equity. iPath ETNs linked to various market indexes offer investors cost-effective and tax-efficient access to the returns of popular market benchmarks,

5.	Source: Barclays Global Investors.

BASICS OF INDIA

FIGURE 5 iPath ETNs Linked to Emerging Markets Indexes

iPATH ETN NAME	EXCHANGE TICKER	YEARLY FEE*		MATURITY DATE
iPathSM MSCI India IndexSM ETN	INP	0.89	%†	12/18/36

*	The investor fee is equal to the Yearly Fee times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the Index on the inception date.
†

The iPathSM MSCI India IndexSM ETN will incur a redemption charge upon early redemption. In addition to daily exchange liquidity, all iPath ETNs may be redeemed weekly to the issuer in large, institutional blocks (typically 50,000 Securities), subject to requirements described in the relevant prospectus.

less investor fees. Like equities, they trade on an exchange, but unlike equities they can be shorted6 on either an uptick or downtick. Like an index fund, they offer definable performance that tracks the returns of a benchmark, less investor fees.

The return of the iPathSM MSCI India IndexSM ETN is linked to the performance of the MSCI India Total Return IndexSM, less investor fees. In addition to daily exchange liquidity, investors in the iPathSM MSCI India IndexSM ETN may redeem their securities directly with the issuer on a weekly basis subject to the procedures described in the relevant prospectus, typically in a minimum amount of 50,000 units.7 If the securities are redeemed, investors will receive a cash payment in an amount equal to the weekly redemption value less a redemption charge. The redemption charge is a one-time charge imposed only upon early redemption and is equal to 0.125% times the weekly redemption value. It is intended to allow the issuer to recoup brokerage and other transaction costs incurred in connection with redeeming the securities. If investors hold the securities until maturity, they will receive a cash payment equal to the principal amount of the securities on the final valuation date times the index factor, minus the investor fee.

The introduction of iPath ETNs provides investors the vehicles to gain exposure to difficult-to-access markets, asset classes and strategies, with cost, tax and logistical advantages lacking in other traditional investment alternatives.

6.	With short sales, you risk paying more for a security than you received from its sale.
7.	The issuer may from time to time in their sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc.(“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

An investment in the iPath ETNs linked to the MSCI India Total Return lndexSM may carry risks similar to a concentrated securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume. Securities focusing on a single country may be subject to higher volatility.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

©2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 3602-iP-1206 645-13SP-4/07

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